SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G
 Under the Securities Exchange Act of 1934
(Amendment No.2)

CYTOKINETICS, INCORPORATED
--------------------------------------------------------------------------
(Name of issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------
(Title of class of Securities)
23282W100
--------------
(CUSIP Number)
28 JANUARY 2011
---------------------------------------------------------
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[(]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 23282W100						Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON

       EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				5,103,410
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			5,103,410
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,103,410 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.75%
12.	TYPE OF REPORTING PERSON*
       CO









CUSIP NO. 23282W100						Page 3 of 6 Pages
1.	NAME OF REPORTING PERSON

       KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				5,103,410
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			5,103,410
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,103,410 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       7.75%
12.	TYPE OF REPORTING PERSON*
       IN









CUSIP No. 23282W100						Page 4 of 6 Pages
ITEM l(a).	NAME OF ISSUER:
       CYTOKINETICS, INCORPORATED
ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       280 EAST GRAND AVENUE
       SOUTH SAN FRANCISCO, CALIFORNIA 94080
ITEM 2(a).	NAME OF PERSON FILING:
1) EASTERN CAPITAL LIMITED
Eastern Capital Limited is a direct wholly owned
subsidiary of Portfolio Services Ltd., a Cayman Islands Company.
2) KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding
shares of Portfolio Services Ltd., which in turns owns
all the outstanding shares of Eastern Capital Limited.
ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICE:
       1)  P.O. BOX 31363
       Grand Cayman  KY1-1206  CAYMAN ISLANDS
       2)  P.O. BOX 31300
       Grand Cayman  KY1-1206  CAYMAN ISLANDS
ITEM 2(c).	CITIZENSHIP:
1) Cayman Islands
2) Belize
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $0.001 par value per share
ITEM 2(e).	CUSIP NUMBER:	23282W100
ITEM 3.	Not Applicable.



CUSIP NO.  23282W100					Page 5 of 6 pages

ITEM 4.	OWNERSHIP
	As of the date of this filing, Eastern Capital Limited and Mr. Dart beneficially own in the aggregate the following:

(a)	Amount Beneficially owned:	5,103,410
(b)	Percent of Class:	7.75%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  5,103,410
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       	5,103,410
ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]
ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable












CUSIP NO.  23282W100					Page 6 of 6 pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.

ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
       SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EASTERN CAPITAL LIMITED
BY:  Kenneth B. Dart, Director
28 JANUARY 2011



KENNETH B. DART
28 JANUARY 2011

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